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SECURI  SSION

06002281

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 065914



RECEIVED

FEB 2 4 2006

WASH. D.C.

185 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2005   AND ENDING   12/31/2005

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Longship Alternative Asset Management, LLC

OFFICIAL USE ONLY

_____

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Concord Road

(No. and Street)

Port Washington   NY   11050

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Constantine Baris   516-656-0037

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.

(Name – if individual, state last, first, middle name)

PROCESSED

MAR 13 2006

THOMSON
FINANCIAL

15 Maiden Lane, Suite 1003   New York   New York   10038

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/11/06

OATH OR AFFIRMATION

I, __Robert Stearns__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Longship Alternative Asset Management, LLC__ , as

of __December 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

<u>Signature</u>

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 _07_

__Managing Member__
Title

<u>Notary Public</u>

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

DECEMBER 31, 2005

INDEX

INDEPENDENT AUDITOR'S REPORT

To the Member of
Longship Alternative Asset Management, LLC

We have audited the accompanying statement of assets, liabilities and members' equity of Longship Alternative Asset Management, LLC as of December 31, 2005 and the related statements of income and expenses, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Longship Alternative Asset Management, LLC at December 31, 2005 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company, CPA's, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 21, 2006

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2005

ASSETS

Cash	$	10,069
Fixed assets (net of depreciation of $175)		1,225
TOTAL ASSETS	$	11,294

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	3,500
TOTAL LIABILITIES		3,500
Commitments and contingent liabilities (Note 4)		-
Member's equity		7,794
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,294

The accompanying notes are an integral part of these financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Consulting fees	$	40,000
Interest		1
Total Income		40,001
Expenses:		
Professional fees		10,664
Travel and entertainment		2,511
Regulatory fees		2,349
Communications		1,761
Depreciation		175
Miscellaneous		1,868
Total Expenses		19,328
Net income	$	20,673

The accompanying notes are an integral part of these financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Member's equity at January 1, 2005	$	6,073
Capital contributions		16,150
Net income		20,673
Capital withdrawals		(35,102)
Member's equity at December 31, 2005	$	7,794

The accompanying notes are an integral part of these financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2005
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	20,673
Depreciation		175
Changes in operating assets and liabilities:		
Increase in accrued expense		1,978
Total adjustments		2,153
NET CASH PROVIDED BY OPERATING ACTIVITIES		22,826
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(1,400)
CASH USED BY INVESTING ACTIVITIES		(1,400)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		16,150
Capital withdrawals		(35,102)
CASH USED BY FINANCING ACTIVITIES		(18,952)
NET INCREASE IN CASH		2,474
CASH		
Beginning of year		7,595
End of year	$	10,069

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Longship Alternative Asset Management, LLC, a Delaware limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") in October 2003.

The Company is engaged in the activity of marketing private placements to accredited investors. The Company may also provide research and consulting services on a limited basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of financial instruments including accrued expenses, approximates their fair value at December 31, 2005 due to the relatively short-term nature of these instruments.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the member under this form of organization.

NOTE 4- COMMITMENTS AND CONTINGENCIES

At the current time, the sole member utilizes an office in his home, for which the Company does not pay any rent.

NOTE 5- NET CAPITAL REQUIREMENTS

The Company is a member of the NASD is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was $6,569 which was $1,569 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.5328 to 1.

NOTE 6- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:		
Member's equity	$	7,794
Less non allowable assets:		
Fixed assets, net		1,225
NET CAPITAL	$	6,569
AGGREGATE INDEBTEDNESS, total liabilities	$	3,500
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$	233
MINIMUM NET CAPITAL DOLLAR REQUIREMENT	$	5,000
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL ($6,569 - $5,000)	$	1,569

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	3,500	
NET CAPITAL	$	6,569	53.28%

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	10,069
Audit adjustments		
Accrue additional professional fee		(3,500)
NET CAPITAL, per audit	$	6,569

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Member of
Longship Alternative Asset Management, LLC
Port Washington, New York

In planning and performing our audit of the financial statements of Longship Alternative Asset Management, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Longship Alternative Asset Management, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Longship Alternative Asset Management, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Members, management, the SEC, The NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers,and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company, CPA's, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 21, 2006